Exhibit 4.5

English Translation

Employment Relationship Adjustment Agreement

Party A: ReneSola Zhejiang Ltd.

Party B: ReneSola Shanghai Ltd.

Party C: Employee                                                       , ID number:

Current Address:                                                        Contact Tel:

In consideration of the application made by Party C for her own reasons, after consultations on the basis of freewill and equality, Party A, Party B and Party C have reached agreement as follows on the issues in relation to the adjustment of employment relationship of Party C:

1.	Upon Party C’s application, Party A and Party C agree to terminate their employment relationship, which shall take effect as of .

2.	Party B and Party C shall enter into an Employment Contract to establish the new employment relationship on the date when the employment relationship between Party A and Party C is terminated.

3.	Party B and Party C jointly confirm that, after the execution of the Employment Contract between Party B and Party C, the years of Party C’s continuous service for Party A shall be taken as the years of Party C’s service for Party B in the future, i.e. the years of Party C’s service for Party B = the years of Party C’s continuous service for Party A before the adjustment of the employment relationship + the years of Party C’s service for Party B after the adjustment of the employment relationship.

4.	Party C acknowledges that no economic compensation is involved with this application for terminating the employment relationship with Party A. Party C will not claim any economic compensation against Party A and Party B.

5.	Party A and Party C acknowledge that there are no outstanding compensations for untaken annual leaves or overtime work and other disputes pending in connection with the employment relationship between the two parties before the termination of the employment relationship. Party B shall hold Party A harmless from such disputes or matters.

6.	After the adjustment, the effective term of the Employment Contract between Party B and Party C shall expire at the same time as the effective term of the Employment Contract between Party A and Party C before the adjustment. The three parties acknowledge that this adjustment of employment relationship shall be deemed as a change of signing party, changing from one subsidiary to another subsidiary within the same group, within the same contractual period, and shall not be deemed as a single time of entering into an Employment Contract. This means that the two Employment Contracts before and after the adjustment shall be deemed as a single time of execution.

7.	The Offer Letter and the Non-Disclosure and Non-Compete Agreement signed by Party A and Party C shall lapse as the signing party to the Employment Contract changes. Party B shall enter into the relevant documents with Party C based on the actual conditions.

8.	Party A, Party B and Party C jointly confirm that this Agreement is entered into on the basis of equality and freewill, and that the contents of this Agreement reflect the true intentions of the three parties without any circumstances of fraud, coercion and taking advantage of other’s precarious position.

9.	This Agreement shall be made in triplicate, with each party holding one copy.

Party A (Seal)	Party B (Seal)	Party C (Signature):

Authorized Representative (Signature):	Authorized Representative (Signature):
Date:	Date:	Date: